Notice Declaring Intention

to be Qualified under

National Instrument 44-101

Short Form Prospectus Distributions

("NI 44-101")

January 18, 2021

To: British Columbia Securities Commission

C21 Investments Inc. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101.  The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus.  This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction.  This notice will remain in effect until withdrawn by the Issuer.

C21 INVESTMENTS INC.

Per:

"Michael Kidd"

_____________________________

Michael Kidd

Secretary and Chief Financial Officer